FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For June 24, 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc
(Translation of registrant’s name into English)

42 St. Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K shall be deemed incorporated by reference into the Registration Statement on Form F-3 (No. 333-100661) declared effective by the Commission on January 22, 2003, and to be a part thereof from the date on which it was filed, to the extent not superseded by any document or report subsequently filed or furnished.

The Royal Bank of Scotland Group plc

TABLE OF CONTENTS

Item
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1.	Resolutions of a committee of the Board of Directors of the Registrant, providing for the issuance of $850,000,000 5.75% Exchangeable Capital Securities, Series B.

2.	Form of Exchangeable Capital Securities, Series B, of the Registrant.

3.	Form of bearer share warrant for Category II Non-cumulative Dollar Preference Shares of the Registrant.

4.	Form of certificate representing Category II Non-cumulative Dollar Preference Shares of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2003	The Royal Bank of Scotland Group plc

	By:	/s/ Hew Campbell Name: Hew Campbell Title: Deputy Secretary

FORM OF CORPORATE AUTHORIZATION

June 23, 2003

     WHEREAS the Board of Directors of The Royal Bank of Scotland Group plc (the “Company”) has heretofore authorized on June 13, 2003, June 16, 2003 and June 23, 2003: (i) the offering of a maximum of $850,000,000 in aggregate principal amount of the Company’s Exchangeable Capital Securities, Series B (the “Capital Securities”), and (ii) any Director, the Secretary, Deputy Secretary and any Assistant Secretary (each, an “Authorized Officer”) to determine further the terms and conditions of such offering;

     NOW, THEREFORE, it is

     RESOLVED, that the Capital Securities shall have the following terms:

     1.     The title of the Capital Securities shall be “Exchangeable Capital Securities, Series B”.

     2.     The aggregate principal amount of the Capital Securities that may be authenticated and delivered under the Indenture dated as of August 20, 2001 (the “Indenture”) between the Company and The Bank of New York, as trustee (the “Trustee”), shall not initially exceed $850,000,000 (except as otherwise provided in the Indenture).

     3.     The Capital Securities are perpetual securities and have no maturity date.

     4.     The Capital Securities shall be issued in global registered form on June 23, 2003 and shall bear interest from (and including) that date at an annual rate of 5.75%, payable quarterly in arrears on each March 31, June 30, September 30 and December 31, commencing September 30, 2003 (each, a “Payment Date”). Interest payments (“Payments”) shall accrue on the Capital Securities from day to day from June 23, 2003 until the principal amount hereof is paid or made available for payment.

     Payments on the Capital Securities shall be calculated on the basis of a 360-day year divided into twelve months of 30 days each and, in the case of an incomplete month, on the basis of the actual number of days elapsed in such period. The period beginning on June 23, 2003 up to but excluding the first Payment Date and each successive period from and including a Payment Date up to but excluding the next succeeding Payment Date is a “Payment Period”. A “Business Day” is a day on which banks are open for business and on which foreign exchange dealings may be conducted in dollars in The City of New York and London.

     The Regular Record Dates for the Capital Securities will be the fifteenth day, whether or not a Business Day, preceding the relevant Payment Date.

     The Company may elect not to make any Payment and any such failure to pay will not constitute a default by the Company for any purpose.

     Missed Payments may, at the option of the Company, be paid in whole or in part at any time on not less than 14 days’ notice to the Trustee, but all Missed Payments on all of the outstanding Capital Securities shall become due and payable in full upon the occurrence of an Event of Default or (subject to satisfaction of the Solvency Condition) a Default (in each case as defined in the Indenture).

     5.     No premium, upon redemption or otherwise, shall be payable by the Company on the Capital Securities.

     6.     The principal amount of, and any interest on, any Capital Securities shall be paid to the Holder through The Bank of New York, a paying agent of the Company situated outside the United Kingdom and having offices in the Borough of Manhattan, The City of New York.

     7.     The Capital Securities shall be redeemable as provided in Section 11.08 of the Indenture and, subject to the Solvency Condition and compliance with Applicable Banking Regulations, the Capital Securities shall be redeemable as otherwise provided in Article 11 of the Indenture at the option of the Company in whole or in part (provided that any partial redemption shall be in an aggregate principal amount of at least $100 million or integral multiples of $50 million in excess thereof and that the aggregate principal amount of Capital Securities remaining outstanding after any partial redemption is not less than $100 million) on June 23, 2008 and on any Payment Date thereafter at a redemption price equal to 100% of the principal amount, together with accrued but unpaid Payments and all Missed Payments, if any, to the Redemption Date. In connection with any redemption of Capital Securities pursuant to Section 11.08 of the Indenture, the date referenced therein shall be June 23, 2003.

     "Applicable Banking Regulations” means, at any time, the capital adequacy regulations then in effect of the U.K. Financial Services Authority or other regulatory authority of the United Kingdom having primary bank supervisory authority with respect to the activities of the Company.

     8.     Other than with respect to any redemption of the Capital Securities pursuant to Section 11.08 of the Indenture and as described in paragraph 7 above, the Company shall have no obligation under any circumstances to redeem or purchase the Capital Securities pursuant to any sinking fund or analogous provision or at the option of any Holder.

2

     9.     Additional Amounts are payable pursuant to Section 10.04 of the Indenture except that subparagraph (v) thereof is replaced with the following text “the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the proposal for a Directive presented by the EU Commission on December 13, 2001 or any law implementing or complying with, or introduced in order to conform to, such directive;”.

     10.     The Capital Securities are convertible (conversion being referred to as an “exchange”) at the option of the Company pursuant to Article 13 of the Indenture. On any Payment Date, the Capital Securities may be exchanged, in whole or in part (provided that any partial exchange shall be for an aggregate principal amount of at least $100 million or integral multiples of $50 million in excess thereof and that the aggregate principal amount of Capital Securities remaining outstanding after any partial exchange shall not be less than $100 million) at the option of the Company into Dollar Preference Shares of a series to be designated by the Company’s Board of Directors (or a committee thereof) and having the rights, including dividend rights, voting rights, redemption provisions and other rights, preferences, privileges, limitations and restrictions, as are set forth in the resolutions adopted by the Company’s Board of Directors (or a committee thereof) relating to the Capital Securities, subject to the conditions stated in the Indenture and in the form of the Capital Security as set forth on Exhibit A hereto. On the Exchange Date, each $25 principal amount of Capital Security subject to exchange shall be exchanged for one Dollar Preference Share.

     Subject to the conditions set forth in the Indenture and the form of the Capital Security as set forth on Exhibit A hereto, the Company will effect an exchange by redeeming the Capital Securities being exchanged for their principal amount and immediately applying such amount to subscribe for the applicable number of Dollar Preference Shares being issued to the Holders. Investors in the Capital Securities will be deemed to have irrevocably authorized and instructed the Company immediately to apply the redemption amounts payable in connection with the exchange in satisfaction in cash of the applicable subscription amount of the Dollar Preference Shares being issued upon such exchange.

     11.     The Capital Securities will be issued in the form of one or more global securities in registered form, without coupons attached, and the initial Holder with respect to each such global security shall be Cede & Co. as nominee of The Depository Trust Company.

     12.     The Company shall make the following additional covenants with respect to the Capital Securities:

     The Company agrees not to issue any preference shares or any other Tier 1-qualifying instruments ranking senior to the Dollar Preference Shares to be

3

issued upon exchange of the Capital Securities or give any guarantee or support undertaking in respect of any Tier 1-qualifying instruments ranking senior to the such Dollar Preference Shares, unless the Company alters the terms of such Dollar Preference Shares so that they rank equally with any such preference shares, such other Tier 1-qualifying instruments, or such guarantee or support undertaking.

     In the event of an exchange pursuant to Article 13 of the Indenture, the Company will make all reasonable efforts to obtain a listing of the Dollar Preference Shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the New York Stock Exchange or a similar recognized exchange.

     13.     The form of the Capital Security as set forth as Exhibit A is hereby approved.

     All terms used in this resolution and defined in the Indenture shall have the meanings assigned to them in the Indenture unless otherwise defined herein.

     I, Hew Campbell, in my capacity as Deputy Secretary of The Royal Bank of Scotland Group plc, hereby certify that the resolutions set forth above (i) have been duly adopted by the Board of Directors or an authorized committee thereof of The Royal Bank of Scotland Group plc and (ii) are in full force and effect as of the date hereof.

Signed:	Name: Hew Campbell Title: Deputy Secretary

Date:	June 23, 2003

4

THIS EXCHANGEABLE CAPITAL SECURITY (“SECURITY”) IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Company or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THIS SECURITY IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY GOVERNMENTAL AGENCY OF THE UNITED KINGDOM.

The rights of the Holders of the Securities of this series are, to the extent and in the manner set forth in Section 12.01 of the Indenture, subordinated to Senior Claims, and this Security is issued subject to the provisions of that Section 12.01, and the Holder of this Security, by accepting the same, agrees to and shall be bound by such provisions. The terms of this paragraph are governed by, and shall be construed in accordance with, the laws of England.

THE ROYAL BANK OF SCOTLAND GROUP plc

$
EXCHANGEABLE CAPITAL SECURITIES, SERIES B

CUSIP No. 780097 81 2

[Number of Securities]

     THE ROYAL BANK OF SCOTLAND GROUP plc (the “Company”, which term includes any successor person under the Indenture hereinafter referred to), for value received, hereby promises, in accordance with the terms hereof and subject to the Solvency Condition, to pay [        ] interest on the principal amount hereof quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2003 (each, a “Payment Date”), for the Payment Period (as defined below) ending on the day immediately preceding each Payment Date; provided, however, that the Company may elect not to make any Payment and any such failure to pay will not constitute a default by the Company for any purpose. Interest payments on the Securities (“Payments”) shall accrue from day to day from the date of issuance hereof or from the most recent Payment Date at the rate of 5.75% per annum, until the principal amount hereof is paid or made available for payment. The period from (and including) June 23, 2003 to (but excluding) the first Payment Date and each successive period from (and including) a Payment Date up to (but excluding) the next succeeding Payment Date is a “Payment Period”.

     This Security represents [        ] Exchangeable Capital Securities, Series B, of the Company. Each exchangeable capital security has an aggregate principal amount of $25 and the principal amount of this Security is $[        ].

     If the date for payment of the principal amount of this Security or Payments or Missed Payments, if any, is not a Business Day, then (subject as provided in the Indenture) such payment shall be made on the immediately following Business Day with the same force and effect as if made on such date for payment. Payments will be calculated on the basis of a 360-day year divided into twelve months of 30 days each and, in the case of an incomplete month, on the basis of the actual number of days elapsed in such period. A “Business Day” is a day on which banks are open for business and on which foreign exchange dealings may be conducted in dollars in The City of New York and London.

     Interest on this Security which is payable, and is paid or duly provided for, on any Payment Date or on any date on which the Company pays any Missed Payments as provided below shall be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, including through a Paying Agent by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Capital

Security Register. Regular Record Dates for purposes of this Security will be 15 calendar days immediately preceding the applicable Payment Date whether or not a Business Day.

     The Company may under certain circumstances and in accordance with the Indenture miss payments of interest on this Security. Any Payment on this Security that is not paid or duly provided for on any applicable Payment Date, together with any other Payments in respect thereof not paid on any other Payment Date shall, so long as they remain unpaid, constitute “Missed Payments”.

     Missed Payments will accumulate until paid in full without interest. Missed Payments may, at the option of the Company, be paid in whole or in part at any time on not less than 14 days’ notice to the Trustee, but all Missed Payments on this Security shall become due and payable in full upon the occurrence of an Event of Default or (subject to satisfaction of the Solvency Condition) Default (in each case as defined in the Indenture).

     References herein to principal, Payments or Missed Payments on the Securities shall be deemed also to refer to any Additional Amounts which may be payable under the terms of the Securities. Additional Amounts are payable pursuant to Section 10.04 of the Indenture except that subparagraph (v) thereof is replaced with the following text “the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the proposal for a Directive presented by the European Commission on December 13, 2001 or any law implementing or complying with, or introduced in order to conform to, such directive;”.

     Upon an Event of Default, and upon any redemption in whole or in part of this Security, in accordance with the terms hereof and the Indenture there shall become due and payable with respect to this Security, and the Company shall pay to The Depository Trust Company (or registered assigns) on the date fixed for payment, the principal amount hereof, or part thereof as the case may be, and Payments and Missed Payments, if any, accrued but unpaid to the date of payment.

     Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner of such Security for the purpose of receiving payment of principal and interest, if any, on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Company has caused this Security to be duly executed.

Dated: June 23, 2003

THE ROYAL BANK OF SCOTLAND GROUP plc

By:	Name: Title:

By:	Name: Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

     This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

Dated: June 23, 2003

THE BANK OF NEW YORK, as Trustee

By:	Authorized Signatory

[Form of Reverse of Security]

     This Exchangeable Capital Security is one of a duly authorized issue of securities of the Company (the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of August 20, 2001 (the “Indenture”), between the Company, as issuer, and The Bank of New York, as Trustee (the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. The Securities are subject to all such terms. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to $[        ].

     Except in a winding up, all payments on or with respect to this Security will be subject to satisfaction of the Solvency Condition. In a winding up, the amount payable in respect of this Security is determined in accordance with the provisions of Section 12.01 of the Indenture.

     The Securities of this series will constitute unsecured obligations of the Company, subject to the Solvency Condition and the subordination provisions described herein and in the Indenture, and will rank pari passu without any preference among themselves.

     By acceptance of the Securities of this series, the Holder and the Trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts that they might otherwise have against the Company, whether before or during the winding up of the Company.

     The Securities of this series are convertible (conversion being referred to herein as “exchange”) at the option of the Company in accordance with the terms of Article 13 of the Indenture and the terms of this Security. On any Payment Date, the Securities of this series may be exchanged, in whole or in part (provided that any partial exchange shall be for an aggregate principal amount of at least $100 million or integral multiples of $50 million in excess thereof and that the aggregate principal amount of Securities of this series remaining outstanding after any partial exchange shall not be less than $100 million) into dollar preference shares of a series to be designated by the Board of Directors of the Company and having the rights, including dividend rights, voting rights, redemption provisions and other rights, preferences, privileges, limitations and restrictions, set out in the resolutions adopted by the Board of Directors or a committee thereof of the Company relating to this series of Securities (the “Dollar Preference Shares”).

     Upon an exchange, each exchangeable capital security of $25 principal amount will be exchanged for one Dollar Preference Share issued by the Company with a liquidation preference of $25. Subject to the conditions described in the following paragraph, each exchange will be effected through a redemption of the Securities being exchanged for their principal amount and the immediate application of such amounts in satisfaction of the subscription amount of the applicable number of Dollar Preference Shares. Holders of the Securities will be deemed to have irrevocably authorized and instructed the Company immediately to apply the redemption amounts payable in connection with an exchange in satisfaction in cash of the applicable subscription amount of the Dollar Preference Shares being issued upon such exchange.

     The Securities cannot be exchanged at the option of the Holder at any time. As a consequence of the exchange provisions described above, Holders of Securities being exchanged will not be entitled under any circumstances to the redemption amounts payable in connection with the exchange as described above. Such Holders will receive only the Dollar Preference Shares that the Company issues on the applicable Exchange Date in respect of which the redemption amounts will have been applied.

     In the event of an exchange pursuant to Article 13 of the Indenture, the Company will make all reasonable efforts to obtain a listing of the Dollar Preference Shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the New York Stock Exchange or a similar recognized exchange.

     Subject to satisfaction of the Solvency Condition and compliance with Applicable Banking Regulations, the Securities of this series are redeemable at the option of the Company in whole or in part (provided that any partial redemption shall be in an aggregate principal amount of at least $100 million or integral multiples of $50 million in excess thereof and that the aggregate principal amount of Securities remaining outstanding after any partial redemption is not less than $100 million), on June 23, 2008 and on any Payment Date thereafter at a redemption price equal to 100% of the principal amount, together with accrued but unpaid Payments and all Missed Payments, if any, to the Redemption Date. “Applicable Banking Regulations” means, at any time, the capital adequacy regulations then in effect of the U.K. Financial Services Authority (“FSA”) or other regulatory authority of the United Kingdom having primary bank supervisory authority with respect to the activities of the Company.

     In addition, subject to satisfaction of the Solvency Condition and compliance with Applicable Banking Regulations, the Securities of this series are redeemable, as a whole but not in part, at the option of the Company, on any Payment Date, at a redemption price equal to 100% of the principal amount, together with accrued but unpaid Payments and all Missed Payments, if any, in respect of the Securities of this series to the date fixed for redemption, if, at any time, the Company shall determine that, as a result of a change in or amendment to the laws or regulations of the Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or any change in the official application or interpretation of such laws or regulations (including a decision of any court or tribunal), which change or amendment becomes effective on or after June 16, 2003, (a) in making payment under the Securities in respect of principal or Payments (including Missed Payments) it has or will or would on the next Payment Date become obligated to pay Additional Amounts as provided for under Section 10.04 of the Indenture provided that such obligation to pay Additional Amounts, (b) Payments (including Missed Payments)

on the next Payment Date in respect of any of the Securities would be treated as “distributions” within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being), or (c) on the next Payment Date the Company would not be entitled to claim a deduction for such Payments in computing its United Kingdom taxation liabilities (or the amount which it could so claim would be materially reduced).

     Upon payment of (i) the amount of principal so declared due and payable and (ii) accrued Payments and Missed Payments, if any, all of the Company’s obligations in respect of the payment of the principal of, and Payments and Missed Payments, if any, on this Security shall terminate.

     Under existing FSA requirements, the Company may not redeem or purchase any Securities unless the FSA consents in advance. The FSA may impose conditions on any redemption or purchase at the time it gives its consent.

     The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of Securities of each series to be affected thereby by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Securities at the time Outstanding of each such series. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Outstanding Securities of each series, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration or transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

     No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay, if and when due and payable, the principal of, and Payments and Missed Payments, if any, on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

     As set forth in, and subject to, the provisions of the Indenture, no Holder of this Security will have any right to institute any proceeding with respect to the Indenture, this Security or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to this Security, the Holders of not less than 25% in aggregate principal amount of the Outstanding

Securities shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Securities a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days; provided, however, that such limitations do not apply to a suit instituted by the Holder hereof for the enforcement of payment of the principal or Payments or Missed Payments, if any, on this Security when due and payable in accordance with the terms hereof and of the Indenture.

     No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the right of the Holder of this Security, which is absolute and unconditional, to receive payment of the principal of, and any Payment or Missed Payments, if any, on this Security when due and payable in accordance with the provisions of this Security and the Indenture.

     The Securities are issuable only in registered global form without Coupons in denominations of $25 and any integral multiple thereof. Except as provided in the Indenture and subject to certain limitations therein set forth, this Security will not be exchangeable for definitive registered Securities of this series. As provided in the Indenture and subject to certain limitations therein set forth, if definitive Securities are issued in accordance with the terms of the Indenture, the transfer of such Securities will be registrable in the Capital Security Register, upon surrender of the Securities for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on the Securities are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Capital Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

     No service charge shall be made for any such registration of transfer or exchange, but the Company may require from the Holder hereof payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the sole owner hereof for all purposes, whether or not the Securities be overdue, and none of the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

     In the event of a winding up of the Company, the principal amount of this Security, Payments, any Missed Payments and any other payments with respect to this Security will be subordinate to, and subject in right of payment to the prior payment in full of Senior Claims. “Senior Claims” means (i) all claims of unsubordinated creditors of the Company admitted in the winding up, (ii) all claims of creditors of the Company in respect of liabilities that are, or are expressed to be, subordinated (whether only in the event of the winding up of the Company or otherwise) to the claims of unsubordinated creditors of the Company but not further or otherwise and (iii) all other claims except those which rank, or are expressed to rank, equally with or junior to the claims of the Holder of this Security.

     If at any time an order is made or a shareholders’ resolution is passed for the winding up of the Company, there shall be payable with respect to this Security, such amounts, if any, as would have been payable in respect thereof as if, on the day immediately prior to the commencement of the winding up and thereafter, the Holder of this Security had been the holder of preference shares in the capital of the Company having a preferential right to a return of assets in the winding up over the holders of all other issued shares (including all classes of preference shares of the Company) for the time being in the share capital of the Company, on the assumption that such preference shares were entitled (to the exclusion of other rights or privileges) to receive as a return of capital in such winding up an amount equal to the principal amount of this Security then Outstanding together with all Payments accrued to the date of repayment at the rate provided for herein and any Missed Payments, and subject in right of payment to the prior payment in full of all Senior Claims of the Company.

     Nothing contained in this Security or the Indenture shall in any way restrict the right of the Company to issue or guarantee obligations ranking in priority to or pari passu with or junior to the obligations of the Company in respect of the Securities; provided, that if the Company issues any preference shares or any other Tier 1-qualifying instruments ranking senior to the obligations of the Company under the terms of this Security or gives any guarantee or any support undertaking in respect of any Tier 1-qualifying instruments, the terms of the Securities shall be amended such that the Securities rank equally with any such preference shares, other Tier 1-qualifying instruments, guarantee or support undertaking and if, in the opinion of the Company, any modification to the provisions of this paragraph or Article 12 of the Indenture to permit such ranking is necessary or expedient, the Trustee is hereby authorized to enter into a supplemental indenture effecting such modification in accordance with the provisions of Article 9 of the Indenture.

     The Company has initially appointed The Bank of New York, 101 Barclay Street, New York, New York 10286, as Paying Agent.

     This Security and the Indenture will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions contained herein and in the Indenture, which shall be governed by and construed in accordance with the laws of England.

     All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

(Incorporated with limited liability in Scotland: Registered No. 45551)
Issue of • Series • Category II Non-cumulative
Dollar Preference Shares of U.S.$0.01 each

SHARE WARRANT

     The issue of the above-captioned series of Category II Non-cumulative Dollar Preference Shares (the “Series • Preference Shares”) of The Royal Bank of Scotland Group plc (the “Company”) was authorised by resolutions of the members of the Company passed on •, by resolutions of the Board of Directors of the Company passed on 19th February 2003 and by resolutions of a duly constituted committee of the Board of Directors of the Company passed on • June 2003 and •.

     THIS IS TO CERTIFY that the bearer hereof is entitled to • (•) fully paid Series • Preference Shares of the Company.

     Dividends on the Series • Preference Shares are payable quarterly in arrear on 31st March, 30th June, 30th September and 31st December of each year, commencing on •, at the rate and subject as mentioned in the Terms and Conditions endorsed hereon.

     Payment of any dividend declared and due on the Series • Preference Shares represented by this Share Warrant shall be made at the direction of the bearer of this Share Warrant by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be made against presentation of this Share Warrant to The Royal Bank of Scotland plc, Waterhouse Square, 138-142 Holborn, London EC1N 2TH and otherwise in accordance with the Terms and Conditions endorsed hereon. Details of such payment shall be endorsed by or on behalf of the Company on the Schedule hereto.

     Payments in respect of the amount due on redemption of any of the Series • Preference Shares represented by this Share Warrant shall be made in accordance with the Terms and Conditions endorsed hereon.

     Title to this Share Warrant will pass by delivery. The bearer of this Share Warrant shall (to the fullest extent permitted by applicable law) by deemed by the Company to be, and shall be treated by the Company as, the holder and absolute owner of the Series • Preference Shares represented by this Share Warrant for the purpose of receiving payment in respect hereof and for all other purposes notwithstanding any notice of ownership or writing or any notice of previous loss or theft thereof or of any trust or other interest therein and whether or not any payment in respect hereof shall be overdue.

     Upon surrender to The Royal Bank of Scotland plc, Waterhouse Square, 138-142 Holborn, London EC1N 2TH this Share Warrant may be exchanged in whole of in part for (a) one or more certificate(s) representing Series • Preference Shares in registered form (“Certificates”) representing Series • Preference Shares in aggregate equal to the number of Series • Preference Shares represented by this Share Warrant or (b) one or more Certificates and a replacement Share Warrant together representing Series • Preference Shares, in registered or bearer form as applicable, in aggregate equal to the number of Series • Preference Shares represented by this Share Warrant, in each case subject to, and in accordance with, the Memorandum and Articles of Association of the Company and the Terms and Conditions endorsed hereon.

     Upon any exchange of the whole or any part of this Share Warrant for Certificates and/or a replacement Share Warrant, this Share Warrant shall be cancelled and destroyed and cease to be valid for any purpose.

     The Series • Preference Shares are in all respects subject to the provisions of the Memorandum and Articles of Association of the Company and the Terms and Conditions endorsed hereon.

     GIVEN under the Common Seal of the Company.

Director

Director/Secretary

Dated as of • 200•.

Issued in Edinburgh

TERMS AND CONDITIONS

     The terms of, and the rights and limitations attaching to, the Series • Preference Shares are contained in the Articles of Association of the Company (as amended) (the “Articles’’) and in resolutions of a duly authorised Committee of the Board of Directors of The Royal Bank of Scotland Group plc (the “Company’’) passed on • June 2003 (together the “Terms of Issue’’). Copies of the Terms of Issue are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and the principal London office of The Royal Bank of Scotland plc. The statements set out in these Terms and Conditions include certain of, and are subject to the detailed provisions of, the Articles and the Terms of Issue. The holder of a Warrant representing the Series • Preference Shares will be entitled to the benefit of, be bound by and be deemed to have notice of, all the provisions of the Articles and the Terms of Issue.

     (1)  The series of Category II Non-cumulative Dollar Preference Shares shall be identified as the “Series • Non-cumulative Dollar Preference Shares’’ (the “Series • Preference Shares’’) and shall form a separate series from the 7,000,000 Series D Category II Non-cumulative Dollar Preference Shares issued on 13th September 1995 (the “Series D Preference Shares’’), the 8,000,000 Series E Category II Non-cumulative Dollar Preference Shares issued on 16th October 1996 (the “Series E Preference Shares’’), the 8,000,000 Series F Category II Non-cumulative Dollar Preference Shares issued on 26th March 1997 (the “Series F Preference Shares’’), the 10,000,000 Series G Category II Non-cumulative Dollar Preference Shares issued on 12th February 1998 (the “Series G Preference Shares’’), the 12,000,000 Series H Category II Non-cumulative Dollar Preference Shares issued on 8th February 1999 (the “Series H Preference Shares’’), the 12,000,000 Series I Category II Non-cumulative Dollar Preference Shares issued on 30th July 1999 (the “Series I Preference Shares’’), the 9,000,000 Series J Category II Non-cumulative Dollar Preference Shares issued on 30th September 1999 (the “Series J Preference Shares’’), the 16,000,000 Series K Category II Non-cumulative Dollar Preference Shares issued on 12 June 2001 (the “Series K Preference Shares”) and the 8,000,000 Category II Non-cumulative Dollar Preference Shares which may be issued by the Company in exchange, in whole or in part, for the Company’s 8,000,000 Exchangeable Capital Securities, Series A (the “Exchange Preference Shares’’). The Exchange Preference Shares issued on each exchange of Exchangeable Capital Securities, Series A will constitute a separate series of Category II Non-cumulative Dollar Preference Shares.

     (2)  Each Series • Preference Share shall confer the following rights as to participation in the profits and assets of the Company, receipt of notices, attendance and voting at meetings and redemption.

(a)  Income

The right (subject to the provisions of paragraph (b) below) to a non-cumulative preferential dividend at an annual rate of US$1.4375 for each Series • Preference Share held, payable in cash in U.S. dollars. The dividend will be payable quarterly in arrear on 31st March, 30th June, 30th September and 31st December of each year (each a “dividend payment date’’) to holders of Series • Preference Shares on a record date 15 days prior to a dividend payment date in respect of the three month period ending on such date (each a “dividend period’’). Dividends shall be paid on the Series • Preference Shares in priority to the payment of dividends on the Ordinary Shares. The Series • Preference Shares shall rank for dividend after the Cumulative Preference Shares, pari passu with the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and all other New Preference Shares expressed to rank pari passu therewith as regards participation in profits and other wise in priority to any other share capital in the Company.

(b)	Further provisions as to income:

All or any of the following provisions shall apply in relation to the Series • Preference Shares:

(i)	if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Series • Preference Shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on such date on any Cumulative Preference Share, then each such dividend shall be declared and paid in full;

(ii)	if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Series • Preference Shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on such date on or before such date on any Cumulative Preference Share, then dividends shall be declared by the Directors pro rata for the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series • Preference Shares, the Exchange Preference Shares of any series and such other New Preference Shares to the extent of the available distributable profits (if any) to the intent that the amount of dividend declared per share on each such Series D Preference Share, Series E Preference Share, Series F Preference Share, Series G Preference Share, Series H Preference Share, Series I Preference Share, Series J Preference Share, Series K Preference Share, Series • Preference Share, Exchange Preference Share of any series and other New Preference Share will bear to each other the same ratio as the dividends accrued per share on each such Series D Preference Share, Series E Preference Share, Series F Preference Share, Series G Preference Share, Series H Preference Share, Series I Preference Share, Series J Preference Share, Series K Preference Share, Series • Preference Share, Exchange Preference Share of any series and other New Preference Share bear to each other. If it shall subsequently appear that any such dividend which has been paid should not, in accordance with the provisions of this sub-paragraph (ii), have been so paid, then provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(iii)	if, in the opinion of the Directors, the payment of any Series • Preference Share would breach or cause a breach of the Financial Services Authority’s capital adequacy requirements applicable to the Company and/or any of its subsidiaries, then no amount of such dividend shall be declared or paid;

(iv)	subject to sub-paragraph (v) below, the Series • Preference Shares shall carry no further right to participate in the profits of the Company and if and to the extent that any dividend or part thereof is on any occasion not paid for the reasons described in sub-paragraph (ii) or (iii) above, the holders of such shares shall have no claim in respect of such non-payment;

(v)	if any dividend or part thereof on any Series • Preference Share is not payable for the reasons specified in sub-paragraph (ii) or (iii) above and if they so resolve, the Directors may, subject to the Companies Act 1985, the Companies Act 1989 and every other Act in force concerning companies and affecting the Company (“the Statutes”), pay a special non-cumulative preferential dividend on the Series • Preference Shares at a rate not exceeding one (1) U.S. cent per share (but so that preference elsewhere herein to any dividend payable on any Series Preference Share shall not be treated as including a reference to any such special dividend);

(vi)	if any date on which dividends are payable on Series • Preference Shares is not a day on which banks in London and the City of New York are open for business, and on which foreign exchange dealings may be conducted in such cities (“a Dollar Business Day”), then payment of the dividend payable on such date will be made on the succeeding Dollar Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Dollar Business Day;

(vii)	the amount of dividend payable in respect of any period shorter than a full dividend period will be calculated on the basis of 12 30-day months, a 360-day year and the actual number of days elapsed in such period;

(viii)	if any dividend stated to be payable on the Series • Preference Shares on the most recent dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, no dividends may be declared on any other share capital of the Company (other than the Cumulative Preference Shares), and no sum may be set aside for the payment thereof, unless on the date of declaration relative to any such payment, an amount equal to the dividend stated to be payable on the Series • Preference Shares in respect of the then current dividend period is set aside for the payment in full of such dividend on the dividend payment date relating to the then current dividend period; and

(ix)	if any dividend stated to be payable on the Series • Preference Shares on any dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, the Company may not redeem or purchase or otherwise acquire for any consideration any other share capital of the Company, and may not set aside any sum nor establish any sinking fund for the redemption or purchase or other such acquisition thereof, until such time as dividends stated to be payable on the Series • Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

     By virtue of (i) Article 4(D)(2)(b)(viii) and (ix) of the Articles forming part of the terms of issue of the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any further Category II Non-cumulative Dollar Preference Shares (subject to the Directors determining that such provisions shall apply prior to the allotment of the Category II Non-cumulative Dollar Preference Shares), and (ii) the corresponding provisions of the Articles relating to any other New Preference Shares (but subject to the Directors determining that such corresponding provisions shall apply prior to allotment of the New Preference Shares). If any dividend stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares on any dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, (a) no dividends may be declared or paid on the Series • Preference Shares and no sum may be set aside for payment thereof, unless on the date of declaration relative to any such payment, an amount equal to the dividend stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares in respect of the then current dividend period is set aside for the payment in full of such dividend on the dividend payment date relating to the then current dividend period; and (b) the Company may not redeem or purchase or otherwise acquire for any consideration any Series • Preference Shares, and may not set aside any sum nor establish any sinking fund for the redemption or purchase or other such acquisition thereof, until such time as dividends stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

(c)  Capital

     The right on a winding-up or liquidation, voluntary or otherwise, other than a redemption or purchase by the Company of any shares of any class, to receive in U.S. dollars out of the surplus assets of the Company available for distribution amongst the members:

(i)	after payment of the arrears (if any) of the fixed cumulative preferential dividends stated to be payable on the Cumulative Preference Shares to the holders thereof in accordance with the Articles, pari passu with the holders of the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits and in priority to the holders of the Ordinary Shares of the Company, a sum equal to:

(A)	the amount of any dividend which is due for payment after the date of commencement of the winding-up or liquidation but which is payable in respect of a period ending on or before such date; and

(B)	any further amount of dividend payable in respect of the period from the preceding dividend payment date to the date of payment in accordance with this sub-paragraph (i);

but only to the extent that any such amount or further amount was, or would have been, payable as a dividend in accordance with or pursuant to the Terms of Issue (other than pursuant to this provision); and

(ii)	subject thereto, pari passu with the holders of the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in surplus assets in priority to the holders of the Ordinary Shares of the Company, a sum equal to the amount paid up or credited as paid up on the Series • Preference Shares (including any premium paid to the Company in respect thereof on issue).

     If upon any such winding-up or liquidation, the amounts available for payment are insufficient to cover the amounts payable in full on the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series • Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in surplus assets, then the holders of the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series • Preference Shares, the Exchange Preference Shares of any series and such other New Preference Shares will share rateably in the distribution of surplus assets (if any) in proportion to the full respective preferential amounts to which they are entitled. No Series • Preference Share shall confer any right to participate in the surplus assets of the Company other than that set out above. To the extent that the holders of Series • Preference Shares are entitled to any recovery with respect to the Series • Preference Shares in any winding-up or liquidation of the Company, such holders might not be entitled in such proceedings to a recovery in U.S. dollars and might be entitled only to a recovery in pounds sterling.

(d)  Receipt of Notices

     The right to have sent to the holder of each Series • Preference Share (at the same time as the same are sent to the holders of Ordinary Shares) a copy of the Company’s Annual Report and Accounts and Interim Financial Statement together with notice of any General Meeting of the Company at which such holder is entitled to attend and vote.

(e)  Attendance and Voting at Meetings

     The right to attend at a General Meeting of the Company and to speak to or vote upon any resolution proposed thereat:

(i)	in respect of a resolution which is to be proposed at the General Meeting either varying or abrogating any of the rights attached to the Series • Preference Shares or proposing the winding-up of the Company (and then in each such case only to speak to and vote upon any such resolution); and

(ii)	in the case of a General Meeting held at any time when the dividend stated to be payable on the Series • Preference Shares in respect of the three most recent dividend periods has not been declared and paid in full, and such right shall continue until dividends have thereafter been declared and paid in full in respect of three successive dividend periods, but not otherwise, together with the right in accordance with the Statutes to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in sub-paragraph (ii) above. Whenever holders of Series • Preference Shares are so entitled to vote on a resolution, on a show of hands, every such holder who is present in person shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one (1) vote for each Series Preference Share held by such holder, subject to adjustment as hereinafter stated. Such adjustments as the Directors consider necessary to the number of votes to which each Series • Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect (i) any capitalisation issue, consolidation, sub-division or reclassification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and (ii) issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the business day preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from the London Stock Exchange Daily Official List for such preceding business day (subject to the exceptions listed below), in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Series • Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same but no higher after than it was before any such event. The exceptions referred to above are (a) rights issues at a discount of no more than 10 per cent. of such market value of the Ordinary Shares, (b) any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent. of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary, (c) issues or grants under the Company’s Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings-related Share Option Scheme or any additional or successive or substitute schemes and (d) issues pursuant to the provisions of Article 143 of the Articles.

(f)  Redemption

     The Series • Preference Shares shall, subject to the provisions of the Statutes, be redeemable at the option of the Company in accordance with the following provisions:

(A)	the Company may redeem on any Redemption Date (as hereinafter defined) all or some only of the Series • Preference Shares by giving to the holders of the Series • Preference Shares to be redeemed not less than 30 days’, nor more than 60 days’, prior notice in writing (a “Notice of Redemption”) of the relevant Redemption Date. “Redemption Date” means, in relation to any Series • Preference Share, any date which falls no earlier than five years and one day after the date of allotment of the Series • Preference Share to be redeemed.

(B)	there shall be paid on each Series • Preference Share so redeemed, in U.S. dollars, the aggregate of the nominal amount thereof together with any premium paid on issue and together with arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption Date. No Relevant Redemption Premium (as set out in the Articles) shall be payable on redemption of the Series • Preference Shares;

(C)	in the case of a redemption of some only of the Series • Preference Shares, the Company shall for the purpose of determining the particular Series • Preference Shares to be redeemed cause a drawing to be made at the registered office of the Company for the time being or such other place as the Directors may approve in the presence of the Auditors for the time being of the Company;

(D)	any Notice of Redemption given under sub-paragraph (A) above shall specify the applicable Redemption Date, the particular Series • Preference Shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that the dividends on the Series • Preference Shares to be redeemed will cease to accrue on redemption), and shall state the place or places at which documents of title in respect of such Series • Preference Shares are to be presented and surrendered for redemption and payment of the redemption monies is to be effected. Upon such Redemption Date, the Company shall redeem the particular Series Preference Shares to be redeemed on that date subject to the provisions of this paragraph and of the Statutes. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(E)	the provisions described in this and the following sub-paragraphs shall have effect in relation to Series • Preference Shares for the time being issued and registered in the Register of Members (“Registered Shares”) and represented by certificates (“Certificates”) and in relation to Series • Preference Shares which, in accordance with the Articles, are for the time being issued and represented by a Warrant (“Bearer Shares”). Payments in respect of the amount due on redemption of a Registered Share shall be made by U.S. dollar cheque drawn on a bank in London or in the City of New York or upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be against presentation and surrender of the relative Certificate at the place or one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes any Series • Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within 14 days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Series • Preference Shares. Payment in respect of the amount due on redemption of a Bearer Share shall be made by dollar cheque drawn on a bank in London or in the City of New York upon the request of the holder not later than the date specified for the purpose in the Notice of Redemption by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or one of the places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Series • Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws;

(F)	as from the relevant Redemption Date the dividend on any Series • Preference Share due for redemption shall cease to accrue except on any such Series • Preference Share in respect of which, upon the due surrender of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, as described in sub-paragraph (E) above, payment of the redemption monies due on such Redemption Date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption monies. Such Series • Preference Share shall not be treated as having been redeemed until the redemption monies in question together with the accrued dividend thereon shall have been paid;

(G)	if the due date for the payment of the redemption monies on any Series • Preference Share is not a Dollar Business Day then payment of such monies will be made on the next succeeding day which is a Dollar Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Dollar Business Day; and

(H)	the receipt of the holder for the time being of any Registered Share (or in the case of joint holders the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified as described in subparagraph (D) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company.

(g)  Purchase

     Subject to the provisions of the Statutes and any other applicable laws, the Company may at any time and from time to time purchase any Series • Preference Shares upon such terms as the Directors shall determine provided that (in the case of Series • Preference Shares which are listed on the London Stock Exchange) the purchase price, exclusive of expenses and accrued dividends, shall not exceed (i) in the case of a purchase in the open market, or by tender (which shall be available alike to all holders of the Series • Preference Shares), the average of the closing middle market quotations of such Series • Preference Shares on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the last 10 dealing days preceding the date of purchase of or (if higher), in the case of a purchase in the open market only, the market price on the date of purchase provided that such market price is not more than 105 per cent. of such average and (ii) in the case of a purchase by private treaty, 120 per cent. of the closing middle market quotation of such Series • Preference Shares on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the last dealing day preceding the date of purchase; but so that this proviso shall not apply to any purchase of Series • Preference Shares made in the ordinary course of a business of dealing in securities.

(h)  Variation of Rights

(A)	Save with the written consent of the holders of three-quarters in nominal value of, or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the Series • Preference Shares, the Directors shall not authorise or create, or increase the amount of, any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company (other than on a redemption or purchase by the Company of any such shares) in priority to the Series • Preference Shares.

(B)	The special rights attached to the Series • Preference Shares shall be deemed to be varied by the creation or issue of any New Preference Shares or any further shares in the capital of the Company thereafter issued by the Company (“New Shares’’) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Series • Preference Shares if the dividend stated to be payable on the Series • Preference Shares on the dividend payment date immediately preceding such issue shall not have been paid in full but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares ranking as to participation in the profits or assets of the Company in some or all respects pari passu with or after such Series • Preference Shares. Any New Shares ranking in some or all respects pari passu with such Series • Preference Shares may without their creation or issue being deemed to vary the special rights attached to any Series • Preference Shares then in issue either carry rights identical in all respects with such Series Preference Shares or any of them or carry rights differing therefrom in any respect, including but without prejudice to the generality of the foregoing, in that;

(i)	the rate or means of calculating the dividend may differ and the dividend may be cumulative or non-cumulative;

(ii)	the New Shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(iii)	the New Shares may be denominated in sterling or in any foreign currency which for these purposes means any lawful currency other than sterling;

(iv)	a premium may be payable on return of capital or there may be no such premium;

(v)	the New Shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable and if redeemable at the option of the Company, they may be redeemable at different dates and on different terms from those applying to any Series • Preference Shares; and

(vi)	the New Shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Series • Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

(C)	In these Terms and Conditions, capitalised terms used but not defined herein shall, where the context so admits, bear the meaning given to them in the Articles.

SCHEDULE

Payments of dividends on the Series • Preference Shares

     The following dividend payments in respect of the Series • Preference Shares represented by this Share Warrant have been made:—

Date Made	Amount of dividend due U.S.$	Amount of dividend due U.S.$	Notation by or on behalf of the Company

BOWNE Printed in London U46326

Certificate No	No of Shares

Series • Category II Non-cumulative Dollar Preference Shares

THIS IS TO CERTIFY THAT

is/are the registered holders of

Series • Category II Non-cumulative Dollar Preference Shares of U.S.$0.01 each fully paid of THE ROYAL BANK OF SCOTLAND GROUP plc, subject to the Memorandum and Articles of Association of the said Company and to the Terms and Conditions overleaf.

SEALED with the Securities Seal of the Company
on

This Certificate must be deposited with the Registrars, Computershare Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR before a transfer of all or any of the shares can be registered.

TERMS AND CONDITIONS

     The terms of, and the rights and limitations attaching to, the Series • Preference Shares are contained in the Articles of Association of the Company (as amended) (the “Articles’’) and in resolutions of a duly authorised Committee of the Board of Directors of The Royal Bank of Scotland Group plc (the “Company’’) passed on • June 2003 (together the “Terms of Issue’’). Copies of the Terms of Issue are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and the principal London office of The Royal Bank of Scotland plc (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and the principal London office or The Royal Bank of Scotland plc. The statements set out in these Terms and Conditions include certain of, and are subject to the detailed provisions of, the Articles and the Terms of Issue. The holders of Series • Preference Shares will be entitled to the benefit of, be bound by and be deemed to have notice of, all the provisions of the Articles and the Terms of Issue.

     (1)  The series of Category II Non-cumulative Dollar Preference Shares shall be identified as the “Series • Non-cumulative Dollar Preference Shares’’ (the “Series • Preference Shares’’) and shall form a separate series from the 7,000,000 Series D Category II Non-cumulative Dollar Preference Shares issued on 13th September 1995 (the “Series D Preference Shares’’), the 8,000,000 Series E Category II Non-cumulative Dollar Preference Shares issued on 16th October 1996 (the “Series E Preference Shares’’), the 8,000,000 Series F Category II Non-cumulative Dollar Preference Shares issued on 26th March 1997 (the “Series F Preference Shares’’), the 10,000,000 Series G Category II Non-cumulative Dollar Preference Shares issued on 12th February 1998 (the “Series G Preference Shares’’), the 12,000,000 Series H Category II Non-cumulative Dollar Preference Shares issued on 8th February 1999 (the “Series H Preference Shares’’), the 12,000,000 Series I Category II Non-cumulative Dollar Preference Shares issued on 30th July 1999 (the “Series I Preference Shares’’), the 9,000,000 Series J Category II Noncumulative Dollar Preference Shares issued on 30th September 1999 (the “Series J Preference Shares’’), the 16,000,000 Series K Category II Non-cumulative Dollar Preference Shares issued on 12 June 2001 (the “Series K Preference Shares”) and the 8,000,000 Category II Non-cumulative Dollar Preference Shares which may be issued by the Company in exchange, in whole or in part, for the Company’s 8,000,000 Exchangeable Capital Securities, Series A (the “Exchange Preference Shares’’). The Exchange Preference Shares issued on each exchange of Exchangeable Capital Securities, Series A will constitute a separate series of Category II Non-cumulative Dollar Preference Shares.

     (2)  Each Series • Preference Share shall confer the following rights as to participation in the profits and assets of the Company, receipt of notices, attendance and voting at meetings and redemption.

(a)	Income

     The right (subject to the provisions of paragraph (b) below) to a non-cumulative preferential dividend at an annual rate of US$1.4375 for each Series Preference Share held, payable in cash in U.S. dollars. The dividend will be payable quarterly in arrear on 31st March, 30th June, 30th September and 31st December of each year (each a “dividend payment date’’) to holders of Series • Preference Shares on a record date 15 days prior to a dividend payment date in respect of the three month period ending on such date (each a “dividend period’’). Dividends shall be paid on the Series • Preference Shares in priority to the payment of dividends on the Ordinary Shares. The Series • Preference Shares shall rank for dividend after the Cumulative Preference Shares, pari passu with the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and all other New Preference Shares expressed to rank pari passu therewith as regards participation in profits and other wise in priority to any other share capital in the Company.

(b)	Further provisions as to income:

All or any of the following provisions shall apply in relation to the Series • Preference Shares:

(i)	if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Series • Preference Shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on such date on any Cumulative Preference Share, then each such dividend shall be declared and paid in full;

(ii)	if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Series • Preference Shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on such date on or before such date on any Cumulative Preference Share, then dividends shall be declared by the Directors pro rata for the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series • Preference Shares, the Exchange Preference Shares of any series and such other New Preference Shares to the extent of the available distributable profits (if any) to the intent that the amount of dividend declared per share on each such Series D Preference Share, Series E Preference Share, Series F Preference Share, Series G Preference Share, Series H Preference Share, Series I Preference Share, Series J Preference Share, Series K Preference Share, Series • Preference Share, Exchange Preference Share of any series and other New Preference Share will bear to each other the same ratio as the dividends accrued per share on each such Series D Preference Share, Series E Preference Share, Series F Preference Share, Series G Preference Share, Series H Preference Share, Series I Preference Share, Series J Preference Share, Series K Preference Share, Series • Preference Share, Exchange Preference Share of any series and other New Preference Share bear to each other. If it shall subsequently appear that any such dividend which has been paid should not, in accordance with the provisions of this sub-paragraph (ii), have been so paid, then provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(iii)	if, in the opinion of the Directors, the payment of any Series • Preference Share would breach or cause a breach of the Financial Services Authority’s capital adequacy requirements applicable to the Company and/or any of its subsidiaries, then no amount of such dividend shall be declared or paid;

(iv)	subject to sub-paragraph (v) below, the Series • Preference Shares shall carry no further right to participate in the profits of the Company and if and to the extent that any dividend or part thereof is on any occasion not paid for the reasons described in sub-paragraph (ii) or (iii) above, the holders of such shares shall have no claim in respect of such non-payment;

(v)	if any dividend or part thereof on any Series • Preference Share is not payable for the reasons specified in sub-paragraph (ii) or (iii) above and if they so resolve, the Directors may, subject to the Companies Act 1985, the Companies Act 1989 and every other Act in force concerning companies and affecting the Company (“the Statutes”), pay a special non-cumulative preferential dividend on the Series • Preference Shares at a rate not exceeding one (1) U.S. cent per share (but so that preference elsewhere herein to any dividend payable on any Series • Preference Share shall not be treated as including a reference to any such special dividend);

(vi)	if any date on which dividends are payable on Series • Preference Shares is not a day on which banks in London and the City of New York are open for business, and on which foreign exchange dealings may be conducted in such cities (“a Dollar Business Day”), then payment of the dividend payable on such date will be made on the succeeding Dollar Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Dollar Business Day;

(vii)	the amount of dividend payable in respect of any period shorter than a full dividend period will be calculated on the basis of 12 30-day months, a 360-day year and the actual number of days elapsed in such period;

(viii)	if any dividend stated to be payable on the Series • Preference Shares on the most recent dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, no dividends may be declared on any other share capital of the Company (other than the Cumulative Preference Shares), and no sum may be set aside for the payment thereof, unless on the date of declaration relative to any such payment, an amount equal to the dividend stated to be payable on the Series • Preference Shares in respect of the then current dividend period is set aside for the payment in full of such dividend on the dividend payment date relating to the then current dividend period; and

(ix)	if any dividend stated to be payable on the Series • Preference Shares on any dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, the Company may not redeem or purchase or otherwise acquire for any consideration any other share capital of the Company, and may not set aside any sum nor establish any sinking fund for the redemption or purchase or other such acquisition thereof, until such time as dividends stated to be payable on the Series • Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

     By virtue of (i) Article 4(D)(2)(b)(viii) and (ix) of the Articles forming part of the terms of issue of the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any further Category II Non-cumulative Dollar Preference Shares (subject to the Directors determining that such provisions shall apply prior to the allotment of the Category II Non-cumulative Dollar Preference Shares), and (ii) the corresponding provisions of the Articles relating to any other New Preference Shares (but subject to the Directors determining that such corresponding provisions shall apply prior to allotment of the New Preference Shares). If any dividend stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares on any dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, (a) no dividends may be declared or paid on the Series • Preference Shares and no sum may be set aside for payment thereof, unless on the date of declaration relative to any such payment, an amount equal to the dividend stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares in respect of the then current dividend period is set aside for the payment in full of such dividend on the dividend payment date relating to the then current dividend period; and (b) the Company may not redeem or purchase or otherwise acquire for any consideration any Series • Preference Shares, and may not set aside any sum nor establish any sinking fund for the redemption or purchase or other such acquisition thereof, until such time as dividends stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

(c)	Capital

     The right on a winding-up or liquidation, voluntary or otherwise, other than a redemption or purchase by the Company of any shares of any class, to receive in U.S. dollars out of the surplus assets of the Company available for distribution amongst the members:

(i)	after payment of the arrears (if any) of the fixed cumulative preferential dividends stated to be payable on the Cumulative Preference Shares to the holders thereof in accordance with the Articles, pari passu with the holders of the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits and in priority to the holders of the Ordinary Shares of the Company, a sum equal to:

(A)	the amount of any dividend which is due for payment after the date of commencement of the winding-up or liquidation but which is payable in respect of a period ending on or before such date; and

(B)	any further amount of dividend payable in respect of the period from the preceding dividend payment date to the date of payment in accordance with this sub-paragraph (i);

but only to the extent that any such amount or further amount was, or would have been, payable as a dividend in accordance with or pursuant to the Terms of Issue (other than pursuant to this provision); and

(ii)	subject thereto, pari passu with the holders of the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in surplus assets in priority to the holders of the Ordinary Shares of the Company, a sum equal to the amount paid up or credited as paid up on the Series • Preference Shares (including any premium paid to the Company in respect thereof on issue).

     If upon any such winding-up or liquidation, the amounts available for payment are insufficient to cover the amounts payable in full on the Cumulative Preference Shares,the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series • Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in surplus assets, then the holders of the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series • Preference Shares the Exchange Preference Shares of any series and such other New Preference Shares will share rateably in the distribution of surplus assets (if any) in proportion to the full respective preferential amounts to which they are entitled. No Series • Preference Share shall confer any right to participate in the surplus assets of the Company other than that set out above. To the extent that the holders of Series • Preference Shares are entitled to any recovery with respect to the Series • Preference Shares in any winding-up or liquidation of the Company, such holders might not be entitled in such proceedings to a recovery in U.S. dollars and might be entitled only to a recovery in pounds sterling.

(d)	Receipt of Notices

     The right to have sent to the holder of each Series • Preference Share (at the same time as the same are sent to the holders of Ordinary Shares) a copy of the Company’s Annual Report and Accounts and Interim Financial Statement together with notice of any General Meeting of the Company at which such holder is entitled to attend and vote.

(e)	Attendance and Voting at Meetings

     The right to attend at a General Meeting of the Company and to speak to or vote upon any resolution proposed thereat:

(i)	in respect of a resolution which is to be proposed at the General Meeting either varying or abrogating any of the rights attached to the Series • Preference Shares or proposing the winding-up of the Company (and then in each such case only to speak to and vote upon any such resolution); and

(ii)	in the case of a General Meeting held at any time when the dividend stated to be payable on the Series • Preference Shares in respect of the three most recent dividend periods has not been declared and paid in full, and such right shall continue until dividends have thereafter been declared and paid in full in respect of three successive dividend periods, but not otherwise, together with the right in accordance with the Statutes to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in sub-paragraph (ii) above. Whenever holders of Series • Preference Shares are so entitled to vote on a resolution, on a show of hands, every such holder who is present in person shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one (1) vote for each Series • Preference Share held by such holder, subject to adjustment as hereinafter stated. Such adjustments as the Directors consider necessary to the number of votes to which each Series • Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect (i) any capitalisation issue, consolidation, sub-division or reclassification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and (ii) issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the business day preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from the London Stock Exchange Daily Official List for such preceding business day (subject to the exceptions listed below), in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Series • Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same but no higher after than it was before any such event. The exceptions referred to above are (a) rights issues at a discount of no more than 10 per cent. of such market value of the Ordinary Shares, (b) any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent. of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary, (c) issues or grants under the Company’s Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings-related Share Option Scheme or any additional or successive or substitute schemes and (d) issues pursuant to the provisions of Article 143 of the Articles.

(f)	Redemption

     The Series • Preference Shares shall, subject to the provisions of the Statutes, be redeemable at the option of the Company in accordance with the following provisions:

(A)	the Company may redeem on any Redemption Date (as hereinafter defined) all or some only of the Series • Preference Shares by giving to the holders of the Series • Preference Shares to be redeemed not less than 30 days’, nor more than 60 days’, prior notice in writing (a “Notice of Redemption”) of the relevant Redemption Date. “Redemption Date” means, in relation to any Series • Preference Share, any date which falls no earlier than five years and one day after the date of allotment of the Series Preference Share to be redeemed.

(B)	there shall be paid on each Series • Preference Share so redeemed, in U.S. dollars, the aggregate of the nominal amount thereof together with any premium paid on issue and together with arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption Date. No Relevant Redemption Premium (as set out in the Articles) shall be payable on redemption of the Series • Preference Shares;

(C)	in the case of a redemption of some only of the Series • Preference Shares, the Company shall for the purpose of determining the particular Series • Preference Shares to be redeemed cause a drawing to be made at the registered office of the Company for the time being or such other place as the Directors may approve in the presence of the Auditors for the time being of the Company;

(D)	any Notice of Redemption given under sub-paragraph (A) above shall specify the applicable Redemption Date, the particular Series • Preference Shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that the dividends on the Series • Preference Shares to be redeemed will cease to accrue on redemption), and shall state the place or places at which documents of title in respect of such Series • Preference Shares are to be presented and surrendered for redemption and payment of the redemption monies is to be effected. Upon such Redemption Date, the Company shall redeem the particular Series • Preference Shares to be redeemed on that date subject to the provisions of this paragraph and of the Statutes. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(E)	the provisions described in this and the following sub-paragraphs shall have effect in relation to Series • Preference Shares for the time being issued and registered in the Register of Members (“Registered Shares”) and represented by certificates (“Certificates”) and in relation to Series • Preference Shares which, in accordance with the Articles, are for the time being issued and represented by a Warrant (“Bearer Shares”). Payments in respect of the amount due on redemption of a Registered Share shall be made by U.S. dollar cheque drawn on a bank in London or in the City of New York or upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be against presentation and surrender of the relative Certificate at the place or one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes any Series • Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within 14 days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Series • Preference Shares. Payment in respect of the amount due on redemption of a Bearer Share shall be made by dollar cheque drawn on a bank in London or in the City of New York upon the request of the holder not later than the date specified for the purpose in the Notice of Redemption by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or one of the places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Series • Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws;

(F)	as from the relevant Redemption Date the dividend on any Series • Preference Share due for redemption shall cease to accrue except on any such Series • Preference Share in respect of which, upon the due surrender of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, as described in sub-paragraph (E) above, payment of the redemption monies due on such Redemption Date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the date of payment of such redemption monies. Such Series • Preference Share shall not be treated as having been redeemed until the redemption monies in question together with the accrued dividend thereon shall have been paid;

(G)	if the due date for the payment of the redemption monies on any Series • Preference Share is not a Dollar Business Day then payment of such monies will be made on the next succeeding day which is a Dollar Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Dollar Business Day; and

(H)	the receipt of the holder for the time being of any Registered Share (or in the case of joint holders the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified as described in sub-paragraph (D) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company.

(g)	Purchase

     Subject to the provisions of the Statutes and any other applicable laws, the Company may at any time and from time to time purchase any Series • Preference Shares upon such terms as the Directors shall determine provided that (in the case of Series • Preference Shares which are listed on the London Stock Exchange) the purchase price, exclusive of expenses and accrued dividends, shall not exceed (i) in the case of a purchase in the open market, or by tender (which shall be available alike to all holders of the Series • Preference Shares), the average of the closing middle market quotations of such Series • Preference Shares on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the last 10 dealing days preceding the date of purchase of or (if higher), in the case of a purchase in the open market only, the market price on the date of purchase provided that such market price is not more than 105 per cent. of such average and (ii) in the case of a purchase by private treaty, 120 per cent. of the closing middle market quotation of such Series • Preference Shares on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the last dealing day preceding the date of purchase; but so that this proviso shall not apply to any purchase of Series • Preference Shares made in the ordinary course of a business of dealing in securities.

(h)	Variation of Rights

(A)	Save with the written consent of the holders of three-quarters in nominal value of, or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the Series • Preference Shares, the Directors shall not authorise or create, or increase the amount of, any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company (other than on a redemption or purchase by the Company of any such shares) in priority to the Series • Preference Shares.

(B)	The special rights attached to the Series • Preference Shares shall be deemed to be varied by the creation or issue of any New Preference Shares or any further shares in the capital of the Company thereafter issued by the Company (“New Shares’’) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Series • Preference Shares if the dividend stated to be payable on the Series • Preference Shares on the dividend payment date immediately preceding such issue shall not have been paid in full but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares ranking as to participation in the profits or assets of the Company in some or all respects pari passu with or after such Series • Preference Shares. Any New Shares ranking in some or all respects pari passu with such Series • Preference Shares may without their creation or issue being deemed to vary the special rights attached to any Series • Preference Shares then in issue either carry rights identical in all respects with such Series • Preference Shares or any of them or carry rights differing therefrom in any respect, including but without prejudice to the generality of the foregoing, in that;

(i)	the rate or means of calculating the dividend may differ and the dividend may be cumulative or non-cumulative;

(ii)	the New Shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(iii)	the New Shares may be denominated in sterling or in any foreign currency which for these purposes means any lawful currency other than sterling;

(iv)	a premium may be payable on return of capital or there may be no such premium;

(v)	the New Shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable and if redeemable at the option of the Company, they may be redeemable at different dates and on different terms from those applying to any Series • Preference Shares; and

(vi)	the New Shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Series • Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

(C)	In these Terms and Conditions, capitalised terms used but not defined herein shall, where the context so admits, bear the meaning given to them in the Articles.